UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENOVIX CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

293594107

(CUSIP Number)

Thurman J. Rodgers

535 Eastview Way

Woodside, CA 94062

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293594107

1.	Names of Reporting Persons. Thurman J. Rodgers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,041,552(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,041,552(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,041,552(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 20,926,552 shares held by the Rodgers Massey Revocable Living Trust dtd 4/4/11, of which the Reporting Person is trustee, and (ii) 115,000 shares held by Rodgers Capital, LLC, for which the Reporting Person is the managing member. The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition of, all of the shares of Common Stock that he beneficially holds, except that with respect to shares held by Rodgers Massey Revocable Living Trust dtd 4/4/11, voting and dispositive power is shared by the Reporting Person and his spouse.

(2)

The percentages used in this Schedule 13D are calculated based upon 145,245,628 shares of the Issuer’s Common Stock outstanding as of August 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 293594107

1.	Names of Reporting Persons. Rodgers Massey Revocable Living Trust dtd 4/4/11
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,926,552
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,926,552
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,926,552
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percentages used in this Schedule 13D are calculated based upon 145,245,628 shares of the Issuer’s Common Stock outstanding as of August 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 293594107

1.	Names of Reporting Persons. Rodgers Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 115,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percentages used in this Schedule 13D are calculated based upon 145,245,628 shares of the Issuer’s Common Stock outstanding as of August 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC Commission on August 16, 2021.

CUSIP No. 293594107

Item 1. Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Enovix Corporation, a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 3401 W. Warren Avenue, Fremont, California 94538.

Item 2. Identity and Background

(a)

This Schedule 13D is being jointly filed by (i) Thurman J. Rodgers (“Mr. Rodgers”), (ii) Rodgers Massey Revocable Living Trust dtd 4/411 (the “Trust”), and (iii) Rodgers Capital, LLC (“LLC”). Mr. Rodgers, the Trust and LLC are sometimes also referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of the Reporting Persons is 535 Eastview Way, Woodside, California 94062.

(c)	Mr. Rodgers is the Chairman of the Board of the Issuer, a trustee of the Trust and the managing member of the LLC.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Thurman J. Rodgers – United States
Rodgers Massey Revocable Trust dtd 4/4/11 – California
Rodgers Capital, LLC – Delaware

Item 3.

The Reporting Persons acquired an aggregate of 22,876,552 (the “Merger Shares”) pursuant to the Agreement and Plan of Merger (the “Business Combination Agreement”) dated as of February 22, 2021, by and among Rodgers Silicon Valley Acquisition Corp., a Delaware corporation (“RSVAC”), RSVAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of RSVAC (“Merger Sub”), and Enovix Corporation, a Delaware corporation (“Legacy Enovix”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy Enovix, with Legacy Enovix surviving the merger as a wholly owned subsidiary of RSVAC (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). Following the consummation of the Merger on July 14, 2021 (the “Closing Date”), Legacy Enovix changed its name to Enovix Operations, Inc. and RSVAC changed its name from Rodgers Silicon Valley Acquisition Corp. to Enovix Corporation (the “Company”).

The Merger Shares are held as follows:

Thurman J. Rodgers	0
Rodgers Massey Revocable Trust dtd 4/4/11	17,126,552
Rodgers Capital, LLC	5,750,000

Total shares	22,876,552

The Merger Shares were issued to their respective holders on the Closing Date, upon the consummation of the Business Combination in respect of the respective holder’s existing shares of RSVAC and Legacy Enovix.

CUSIP No. 293594107

On September 8, 2021, the LLC effected an in-kind distribution to certain of its members, including the Trust, after which the shares were held as follows:

Thurman J. Rodgers	0
Rodgers Massey Revocable Trust dtd 4/4/11	20,926,552
Rodgers Capital, LLC	115,000

Total shares	21,041,552

Item 4.

The Reporting Persons acquired, and holds, the shares of Common Stock reported herein for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Persons or his/its ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Persons do not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentages of the shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 145,245,628 shares of the Common Stock outstanding as of August 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 293594107

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)

To the knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

In connection with the Business Combination, the Company and certain stockholders, officers and directors of Legacy Enovix, including the LLC and the Trust, entered into lock-up agreements (each, a “Lock-Up Agreement”). Under the Lock-Up Agreement entered into by the Trust with respect to the Merger Shares, each party to the agreement agreed that it will not, without the prior written consent of the Company, with respect to (i) 50% of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock or issued or issuable to such party pursuant to the Business Combination Agreement (collectively, the “Lock-Up Shares”), during the period commencing on July 14, 2021(the “Closing Date”) and ending on the First Release Date (as defined below) and (ii) the remaining 50% of Lock-Up Shares during the period commencing on the Closing Date and ending on the Second Release Date (as defined below), (i) offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, Lock-Up Shares, or enter into any transaction that would have the same effect, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined therein) with respect to any security of RSVAC. The “First Release Date” shall mean the earlier of the date that is: (A) six months after the Closing Date; and (B) the date on which the last reported closing price of shares of Issuer’s common stock on the Nasdaq (or such other exchange on which shares of Issuer’s common stock are then listed) equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days during any 30 trading day period commencing at least 150 days after the Closing Date (such date, the “Minimum Price Date”). The “Second Release Date” shall mean the earlier of the date that is: (A) twelve months after the Closing Date; and (B) the Minimum Price Date. Notwithstanding the foregoing, if, at any time before the Second Release Date there is a Change of Control (as defined therein) of Issuer, all of the shares shall be released from the restrictions set forth therein.

Under the Lock-Up Agreement entered into by the LLC and the Trust, the Founder Shares (as defined in the agreement) and any shares of common stock issued upon conversion or exercise thereof are not transferable or salable until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent the Business Combination, (x) if the last reported sale price of Issuer’s common stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The foregoing description of the Lock-Up Agreements are qualified in its entirety by the full text of the forms of Lock-Up Agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

CUSIP No. 293594107

Registration Rights Agreement

On July 14, 2021, that certain Registration Rights Agreement, dated December 1, 2020, was amended and restated, and certain persons and entities receiving shares of common stock pursuant to the Merger Agreement and certain persons and entities holding securities of RSVAC prior to the Closing entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) pursuant to which the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of the Issuer’s common stock and other equity securities of the Issuer that are held by the parties thereto from time to time.

The foregoing description of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of A&R Registration Rights Agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date
99.1*	Joint Filing Agreement dated September 10, 2021
99.2	Form of Stockholder Lock-Up Agreement	8-K	001-39753	10.6	02/22/21
99.3	Letter Agreement, dated December 1, 2020, by and among the Issuer and its officers, directors and Initial Stockholders	8-K	001-39753	10.1	12/07/20
99.4	Amendment to Letter Agreement, dated July 14, 2021 by and among the Issuer and its officers, directors and Initial Stockholders	8-K	001-39753	10.12	07/19/21
99.5	Amended and Restated Registration Rights Agreement	8-K	001-39753	10.10	07/19/21

*	Filed herewith.

CUSIP No. 293594107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2021

/s/ Thurman J. Rodgers
THURMAN J. RODGERS

RODGERS MASSEY REVOCABLE LIVING TRUST DTD 4/4/11

By:	/s/ Thurman J. Rodgers
Name:	Thurman J. Rodgers
Title:	Trustee

RODGERS CAPITAL, LLC

By:	/s/ Thurman J. Rodgers
Name:	Thurman J. Rodgers
Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)